RSE COLLECTION, LLC

250 Lafayette Street, 3rd Floor

New York, NY 10012

October 03, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Collection, LLC
Post-Qualification Amendment No. 17
Filed September 25, 2019
File No. 024-10717

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Collection, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission before 11:00 AM Eastern Time on Friday, October 4, 2019, or as soon thereafter as practicable.

Very truly yours,

/s/ Christopher Bruno

President of RSE Markets, Inc.,

the Managing Member of RSE Collection, LLC

cc:

J. Nolan McWilliams, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.